Exhibit (a)(5)(I)

Register.com Announces Final Results of $120 Million Self-Tender

New York, NY, September 8, 2003 — Register.com, Inc. (Nasdaq: RCOM), a leading provider of global domain name registration and Internet services, today announced the final results of the Company's self-tender for $120 million of stock and warrants, which expired on September 2, 2003.

The Company accepted for purchase 17,910,347 million shares of common stock, at a proration factor of approximately .5017. In addition, the Company accepted for purchase warrants to purchase 987,283 shares (based on the conversion of warrants on a cashless basis at the $6.35 per share offer price), at a proration factor of approximately .4383. As a result of the completion of the offer, Register.com expects to have 23,486,247 shares issued and outstanding immediately following payment for the tendered shares, and warrants to purchase 1,292,563 will remain issued and outstanding immediately following payment for the tendered warrants.

The depositary for the self-tender will promptly commence payment for purchased shares and warrants. Holders of record should expect to receive payment by U.S. mail and holders in street name should contact their brokers for payment information. Certificates for all shares and/or warrants tendered and not purchased, including those not purchased due to proration, will be returned to the tendering stockholder and/or warrant holder. In the case of shares tendered by book-entry transfer, such shares will be credited to the account maintained with the book-entry transfer facility by the broker or participant who delivered the shares.

About Register.com

Register.com, Inc. (www.register.com) is a leading provider of global domain name registration and Internet services for businesses and consumers that wish to have a unique address and branded identity on the Internet. With over three million domain names under management, Register.com has built a brand based on quality domain name management services for small and medium sized businesses, large corporations, as well as ISPs, telcos and other online businesses.

In September 2003, Register.com was named among Deloitte & Touche's Technology Fast 50 in New York. The Company was founded in 1994 and is based in New York.

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Statements in this announcement other than historical data and information constitute forward-looking statements, and involve risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements. These potential risks and uncertainties include, among others, uncertainty of future revenue and profitability from existing and acquired businesses, increasing competition across all segments of the domain name registration business, risk associated with the Company's restructuring process and future business plan, including the risk that expected cost reductions and revenues may not be realized at all or in the intended time frame, risks associated with the Company's recently completed $120 million self-tender offer, risks associated with high levels of credit card chargebacks and refunds, uncertainty regarding the introduction and success of new top level domains, including the launch of the .pro top level domain, customer acceptance of new products and services offered in addition to, or as enhancements of our registration services, uncertainty of regulations related to the domain registration business and the Internet generally, the rate of growth of the Internet and domain name industry, risks associated withy any extraordinary transactions we may pursue and other factors detailed in our filings with the Securities and Exchange Commission, including our quarterly report on Form 10Q for the period ended June 30, 2003 currently on file.

CONTACTS
Investor Relations:
Stephanie Marks,
(212) 798-9169
smarks@register.com